

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail

Ms. Tawny Lam
President
Nova Lifestyle, Inc.
6541 East Washington Blvd.
Commerce, CA 90040

> **Re: Nova Lifestyle, Inc.**
> **Current Report on Form 8-K**
> **Filed June 30, 2011**
> **File No. 333-163019**

Dear Ms. Lam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on June 30, 2011

General

1. Please amend your Form 8-K to address the comments below.

2. Please provide the disclosure required by Item 14 of Form 10, Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, relating to your dismissal of Kyle L. Tingle, LLC, on July 13, 2010. You may identify the Form 8-K in which the required disclosure is included instead of including separate disclosure in this filing. See Item 2.01(f) of Form 8-K.

Item 1.01 Entry into a Material Definitive Agreement

3. Please revise your disclosure to name all of the parties to the Share Exchange Agreement and Plan of Reorganization, including the shareholders of Nova Furniture Holdings Limited and St. Joyal and the number of shares received by each shareholder. See Item 1.01(a)(1) of Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets

Our Company, page 4

4. We note your disclosure that you are a "manufacturer of choice for leading global furniture distributors and large national retailers." Please disclose the standard you used to determine that such distributors were "leading global furniture distributors" and how you determined that you were a "manufacturer of choice" for such distributors. Please revise your disclosure accordingly.

Our History, page 4

5. We note your disclosure that St. Joyal is committed pursuant to a shareholder agreement to pay $2.4 million by January 1, 2014 for its 18.75% equity interest in Nova Furniture, and that pursuant to such agreement, it has agreed to help you expand into the U.S. market by establishing show rooms, a logistic center, sales team and a sales network. Please revise your disclosure to discuss whether (1) St. Joyal has paid any of the $2.4 million to Nova Furniture, and if so, the total amount paid to date; and (2) St. Joyal was considered the beneficial owner of such shares of Nova Furniture prior to its payment of the $2.4 million, and how such shares were treated in connection with the Share Exchange Agreement.

6. Please revise your structure chart on page five to show the percentage holdings of each of Nova Holdings and St. Joyal.

Our Products, page 5

7. We note your use of various industry statistics on pages seven and nine. Please tell us whether the sources you cite are available to the public for no or nominal fee. If the reports are not publicly available or if you commissioned the report please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

8. We note your disclosure on page seven that your sales to consumers in China have been small compared to sales to the U.S. and international markets. Please provide the percentage of your sales to each market in this section.

9. We note that you anticipate launching the Ming Ma, ISOFA and Wo Zhi Bao collections in 2011. Please revise your disclosure to specify when this year you anticipate launching such collections, and whether you already have commitments from customers to purchase such products.

10. We note your disclosure on page 10 regarding your relationship with St. Joyal. Please revise your disclosure to explain your relationship with St. Joyal, including its investment in your company. Please also provide additional disclosure regarding St. Joyal's "investment and development relationships," and disclose how St. Joyal plans to help you expand into the U.S. market, including a summary of any services provided by St. Joyal to date.

Production, page 11

11. We note that you plan to expand your facilities and production capacity in 2012. Please provide additional disclosure regarding such expansion, including the scope of such expansion, the estimated increase in your production capacity and how you plan to finance such expansion. We note your similar disclosure on page 35.

Customers, page 12

12. Please file any written agreements with Actona Company A/S and Dongguan Metals and Minerals Import and Export Company as exhibits to the Form 8-K, or explain why you are not required to do so. See Item 601(b)(10)(ii)(B) of Regulation S-K.

13. Please provide the geographic breakdown of sales to your customers as required by Item 101(d) of Regulation S-K.

Properties, page 17

14. Please file the leases you reference in this section as exhibits to the Form 8-K, or explain why you are not required to do so. See Item 601(b)(10)(ii)(D) of Regulation S-K.

15. Please disclose the location of the Nova Museum. See Item 102 of Regulation S-K.

Risk Factors, page 17

General

16. We note that some of your risk factor subheadings merely state facts about your business rather than describing the particular risk that is being discussed:

- We may not be able to keep pace with competition in our industry, page 19;

- We face risks associated with managing operations in China, page 21;

- We may experience material disruptions to our manufacturing operations, page 21;

- Our bank accounts in China are not insured or protected against loss, page 22; and

- China's economic policies could affect our business, page 26.

These are just examples. Please revise your risk factor subheadings to ensure that they reflect the risk you describe in the text and disclose how this risk relates specifically to your business.

17. Descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company. For example, we note that the following risk factors appear to contain generic disclosures:

- Changes in economic conditions could adversely affect demand . . ., page 17;

- We may need additional capital to execute our business plan . . ., page 20;

- China's economic policies could affect our business, page 26;

- The PRC government has introduced certain policy and regulatory measures to control the rapid increase in housing prices . . . , page 26;

- If relations between the U.S. and China worse . . ., page 27;

- The nature and application of many laws in China . . ., page 27;

- Tax laws and regulations in China are subject to substantial revision . . ., page 30.

These are just examples. Please review your risk factors and revise accordingly.

18. Please add a risk factor disclosing the material risks, if any, relating to the State Intellectual Property Office of the PRC's pending approval of the intellectual property ownership transfer from Mr. Wong to Nova Dongguan.

Our accounts receivable remain outstanding . . ., page 21

19. Please disclose the total amount of accounts receivable, including a breakdown of the number of days past due for such accounts. In particular, we note the data you provide on page 43.

We may not be able to obtain regulatory approval for our products . . ., page 22

20. Please disclose whether there are any regulatory approvals that are currently pending or that you still need to obtain to conduct your business.

If we fail to satisfy our additional capital contribution requirements to Nova Dongguan . . ., page 29

21. We note that you are required to contribute $9.1 million as a capital contribution to Nova Dongguan by November 2011. Please prominently disclose this requirement in your Business section. Please disclose how you anticipate funding such requirement, including any specific financing activities you anticipate undertaking. Further, please disclose in both the risk factor subheading and your Business section the impact of failing to make such capital contribution, including an estimate of any penalty you may be required to pay, and the fact that your business license may be revoked. We note your related disclosure on page 44.

Future sales of shares of our common stock . . ., page 32

22. We note your statement that the lockup period for certain shareholders is generally three years from the date the company becomes listed on a national securities exchange. We note that this period appears to be substantially longer than many of the typical lockup periods. Please advise as to how you determined that the general lockup period is three years, including whether you plan to impose such a lockup period following any listing on a national securities exchange.

Provisions in our Amended and Restated Bylaws could make it very difficult for you to bring any legal actions . . ., page 34

23. We note your disclosure that your directors and officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances. Please revise your disclosure to discuss whether this is consistent with Nevada law.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

General

24. Please provide a discussion of the business reasons for changes in the various line items, and in cases where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason on the overall change in the line item. For example, on page 40, you note that a number of factors contributed to the loss in net sales, such as Chinese New Year, changes in your sales and marketing strategy, and cancellation of certain contracts, but you do not quantify the effects of these various factors. Similarly, on page 41, you note that the increase in net sales was primarily due to sales to your franchise network, however you do not disclose the other business reasons for the 33% increase in sales or whether there were any offsetting amounts. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations: Comparison of Three Months Ended March 31, 2011 and 2010, page 39

Net Sales, page 40

25. Please revise to expand your discussion of the substantial drop in sales in the first quarter to fully address the underlying reasons for the change. For example:

- Quantify the impact from each of the different reasons given.

- Explain how the Chinese New Year vacation in the current period differed from the first quarter of 2010.

- Provide more analysis of how the vacation impacted the quantities sold, including how you managed your inventory to anticipate the vacation, whether pent up demand resulted in an increase in sales following the vacation, the reasons inventory increased overall in the first quarter, etc.

- Provide specific, detailed information of the canceled contracts to give an investor a clear understanding of the potential and expected impact to future operations.

Gross profit, page 42

26. You disclose on page 42 that you expect gross margin to increase in future periods, in part, because more of the increased raw materials costs will be passed through to customers. Please provide a discussion of how you plan to pass raw material increases to customers.

Liquidity and Capital Resources, page 42

27. Please describe your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

28. Please elaborate on your internal and external sources of liquidity, and your ability to generate adequate cash to meet your needs for cash, both on a short–term and long-term basis.

29. You disclose in the risk factor section on page 29 that you are required to contribute $9.1 million as additional contribution of capital to Nova Dongguan by November 2011. You disclose on page 44 that you plan to fund the remaining registered capital requirement of Nova Dongguan through financing activities. Paragraph (A)(1) of Item 303 of Regulation S-K requires that you identify any known events that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please revise your filing to fully describe the financing activities (i.e. bank loan, public/private equity/debt offering, etc.) so that an investor can assess the future impact to your operations and liquidity as a result of your intended financing activities.

   You further disclose on page 29 that if you are unable to fund the remaining $9.1 million in additional contribution of capital by November 16, 2011, you may apply to the relevant PRC government agencies for an extension or reduction of the registered capital requirement and if the shareholders are unable to complete the capital contribution within the grace period, the foreign-invested enterprise may apply to the relevant PRC government agencies for a reduction of the registered capital requirement.   Please revise your liquidity analysis to disclose that if the reduction of the registered capital requirement is not approved and the capital contribution remains incomplete, the foreign-invested enterprise may be required to pay a penalty and its business license may be revoked by the PRC government and quantify such penalties. Your disclosure should also disclose any other known consequences of failing to fund the $9.1 million.

   Please revise your liquidity analysis to disclose that until the above contribution of capital is satisfied, the foreign-invested enterprise is not allowed to repatriate profits to its shareholders, unless otherwise approved by the SAFE and if you fail to satisfy your additional capital contribution requirements, you may not be able to repatriate profits or dividends. Your disclosure should also address the impact to your operations and liquidity as it relates to this matter.

   Please review all obligations and amend your disclosure as applicable to provide a robust discussion of key obligations that will have a material impact to your current and future operations and liquidity. Refer to Sections 501.03, .04 and .13 of the Financial Reporting Codification for guidance.

30. Accounts receivable is 63% of total assets as of March 31, 2011, and, compared to the reduced level of sales in the first quarter, represents approximately 111 days of sales, a substantial increase from prior periods. Please revise to provide a robust discussion of the underlying reasons for this change. This discussion should also include an analysis of the basis for not recording an allowance for doubtful accounts to date. Also, please tell us how much of the accounts receivable outstanding at December 31, 2010, remains outstanding as of the current date.

Security Ownership of Certain Beneficial Owners, page 45

31. Please revise your disclosure for "Directors and named executive officers as a group" to show that it reflects the ownership of 2 persons, as opposed to 3 persons.

32. It appears from your disclosure on page 5 that Nova Holdings owns more than 5% of your common stock. Please revise the table to reflect the ownership of Nova Holdings.

Management, page 45

33. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 49

34. Please disclose the total dollar value of the transactions between the company and the related parties, including the total amount of the loans or advances. See Item 404(d)(1) of Regulation S-K.

35. We note your disclosure that from time to time Mr. Wong made advances to Nova Dongguan for its operating needs. Please clarify whether such advances relate to the $2.9 million Nova Dongguan has received in additional capital contributions from its shareholders as well as the $0.45 million and $0.33 million advanced to the company by a related party, as disclosed on page 44. Further, please provide all information required by Item 404 of Regulation S-K relating to such capital advances by related parties and contributions.

36. Please provide the information required by Item 404(d) of Regulation S-K for the shareholder agreement entered into with St. Joyal pursuant to which St. Joyal will assist you in expanding into the U.S. market, or explain why you are not required to do so.

Description of Securities, page 50

37. Please revise your disclosure to indicate that the description is a summary of the material provisions of your common stock.

38. Please disclose the approximate number of holders of your common stock as of the latest practicable date. See Item 201(b) of Regulation S-K.

Consolidated Statements of Income and Comprehensive Income, page 4

39. You disclose on page 50 that your president is the CEO of one of your customers. Please revise to separately disclose on the face of your income statement amounts earned from transactions with related parties. Refer to paragraph 1 of Rule 5.03 of Regulation S-X. Expand the footnotes to provide all disclosures required by ASC 850-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself, at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Robert Newman, Esq. (*via E-mail*)
        Newman & Morrison LLP